UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Name of issuer: PMC, Sierra, Inc. (Formerly known as Quantum Effect Devices,
Inc.)
Title of class of securities:  Common Stock

CUSIP number: 69344f106

Date of event which requires filing of this statement:  December 31, 2000

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No:69344f106

 1.  Names of reporting persons: Philip Greer
    IRS identification nos of above persons (entities only): ###-##-####

 2. Check the appropriate box if a member of a group:
    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Citizenship or place of organization: New York

Number of      5. Sole voting power: -0-
Shares
beneficially   6. Shared voting power: 1,004,293
owned by
each           7. Sole dispositive power: -0-
reporting
person with:   8. Shared dispositive power: 1,004,293

 9. Aggregate amount beneficially owned by each reporting person: 1,004,293

10. Check if the aggregate amount in row (11) excludes certain shares: [x]

11. Percent of class represented by amount in row (11): .63%

12. Type of reporting person:  BD,IA

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If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


Item 10 Certification:
        240.13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Date: 2/12/01

Signature:  (electronic transmission)

WEISS, PECK & GREER, LLC


______________________________
Name/Title:  ROBERT A. KLOBY